June 18, 2014

Jan Woo

Attorney-Advisor

Barbara C. Jacobs

Ivan Griswold

Attorney Advisor

Re:	Perlowin Development Corp.

Registration Statement on Form S-1

File No. 333-194397

RE: Request for Accelerated Effectiveness of Registration

Dear Ms. Woo:

Perlowin Development Corp. hereby requests that its registration statement on Form S-1, File No. 333-194397 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933. We request that the registration be made effective on June 20th , 2014, at 3 p.m. EST, as assumed or thereafter as practical.

The Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jed Perlowin

Jed Perlowin

Chief Executive Officer

Perlowin Development Corp.